November 13, 2024

Tyler Loy
Chief Financial Officer
The ONE Group Hospitality, Inc.
1624 Market Street, Suite 311
Denver, CO 80202

       Re: The ONE Group Hospitality, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           File No. 001-37379
Dear Tyler Loy:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services